John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law Group

2041 West 141st Terrace, Suite 119

Leawood, KS  66224

Phone: 913.660.0778   Fax: 913.660.9157

 john.lively@1940actlawgroup.com

June 14 2011

Mr. John Grzeskiewiez

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Clark Fork Trust (the “Trust”) (File Nos. 811-22504 and 333-171178)

Dear Mr. Grzeskiewiez:

On April 20, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) its Pre-Effective Amendment No. 1 to its initial registration statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (collectively, the “Registration Statement”).  The Registration Statement relates to the initial series portfolio of the Trust – the Tarkio Fund (the “Fund”).

On May 31, 2011, you provided comments to me relating to the Registration Statement.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Pre-Effective Amendment No. 2 to the Registration Statement.  The Pre-Effective Amendment No.2 is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Registration Statement as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Principal Investment Strategies

1.

Comment:

Please clarify what meant by “cultural integrity” and “disciplined capital allocation.”

Response:

The Trust has revised the disclosure as you have requested.

2.

Comment:

Please clarify what is meant by “the Adviser attempts to find entry points …”

Response:

The Trust has revised the disclosure as you have requested.

3.

Comment:

The Fund’s strategy states that the Adviser limits the Fund’s investment in ETFs to 5%.  Does this also include investments in other investment companies or hedge funds?

Response:

The Trust has revised the disclosure to reflect that the 5% applies to only to ETFs.  The Trust advises, by means of this response letter, that it does not anticipate investing, as a principal investment strategy in other investment companies or hedge funds.

Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

4.

Comment:

Under portfolio holdings, will the Fund have a website where it can disclose portfolio holdings?  If so, consider adding disclosure to this effect in this section

Response:

At the time that the Fund anticipates commencing operations, it is not anticipated that the Fund will have a website.

Statement of Additional Information

Description of the Trust and the Fund

5.

Comment:

In the fourth paragraph in this section, what does the word “sub-series” refer to?  If it refers to classes, please substitute the word “classes.”  Additionally, this paragraph also states that the Trustees have no current intention to exercise the power to establish more sub-series; please clarify.

Response:

The Trust has revised the disclosure to substitute the word “class” for sub-series.  The Trust has also deleted reference to the fact that the Trustees have no current intention to exercise the power to establish more sub-series.

Additional Information About Fund Investments and Risk Considerations

6.

Comment:

With regard to the following disclosure in this section, would the Fund avail itself of Rule 12d1-4 should it be adopted?

As of the date of this Registration Statement the SEC has proposed Rule 12d1-4 under the 1940 Act. Subject to certain conditions, proposed Rule 12d1-4 would provide an exemption to permit acquiring funds to invest in ETFs in excess of the limits of section 12(d)(1), including those described above.

Response:

The Trust has determined to remove this disclosure from its SAI.

Management and Other Service Providers

7.

Comment:

Please clarify which portfolio manager the other accounts in the table refer to.  If it is only one of the portfolio managers, please add appropriate disclosure to that effect, as well as disclosure about the other portfolio manager..

Response:

The disclosure refers to accounts jointly managed by both portfolio managers.  The Trust has revised the disclosure to reflect this fact.

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The Trust acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively